Exhibit 99.1

INNEXUS Promotes Canadian TSX Venture Exchange Listing With Investors

-- Files Form 15-F to Deregister its Common Stock with U.S. SEC to Focus on Primary Stock Market --

British Columbia, Canada, 30 December 2009 – InNexus Biotechnology Inc. (Toronto Stock Exchange: IXS.V, OTCBB: IXSBF, www.ixsbio.com), announced today that it has filed a Form 15-F with the United States Securities and Exchange Commission ("SEC") to voluntarily de-register its common stock under the Securities Exchange Act of 1934 and continue its primary listing on the Toronto Stock Exchange ("TSX") under the symbol of IXS.V. The Company considered many variables in its decision including the estimated savings of several hundreds of thousands of dollars each year, the limited investor pool on the over-the-counter-bulletin-board ("OTCBB"), and the fact that it has fewer than 300 shareholders. The Company intends to focus its efforts and dollars on its investor base, operations and TSX listing. The Company's reporting obligations under the Securities Exchange Act, including InNexus' obligation to file annual reports on Form 20-F and to submit reports on Form 6-K with the SEC, will no longer continue upon filing the Form 15-F.

David Petulla, Chief Financial Officer of InNexus said, "This is about dollars and cents and one of my first tasks upon becoming the CFO was to conduct a careful analysis of our investor pool and marketplace. The costs and administrative burden associated with being a voluntary SEC reporting company are substantial and far outweigh the benefits. It quickly became apparent that InNexus' OTCBB listing, with its limited trading volume, did not justify the significant cost and based upon this review, the Board of Directors concluded that InNexus should focus on its principal market of the TSX Venture Exchange and deregister our common shares on the OTCBB. This voluntary removal of our common stock from the OTCBB will likely save the Company several hundred thousand dollars each year and is a prudent decision for the benefit of our stockholders and employees. We will continue to disclose financial statements and other information on our website and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval at www.sedar.com."

As a TSX–listed reporting issuer, InNexus will continue to meet its Canadian continuous disclosure obligations by filing with the Canadian securities commissions. InNexus' common shares will continue to be listed and traded in Canada, in Canadian dollars, on the TSX Exchange under the symbol "IXS.V". Although the Company's common stock will no longer be eligible for trading on the OTCBB, the shares will be eligible for trading in the U.S. on the Pink Sheets.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, which may cause actual results or performance to differ materially from those currently anticipated in such statements.

Contact:

David Petulla
Chief Financial Officer
InNexus Biotechnology Inc.
480-862-7500